UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                               (Amendment No. 5)*

                          Bradley Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   104576 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
      Seth W. Hamot                                 David A. Fine, Esq.
      Costa Brava Partnership III L.P.              Ropes & Gray LLP
      420 Boylston Street                           One International Place
      Boston, MA 02116                              Boston, MA 02110
      (617) 595-4400                                (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 2 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(1)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,640,700(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------

(1) Costa Brava Partnership III L.P. disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 3 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(2)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(2)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,640,700(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------

(2) Roark, Rearden & Hamot, LLC disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 4 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700
         SHARES              ---------------------------------------------------
      BENEFICIALLY            8.  SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,640,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 8 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 5") amends the Schedule 13D filed on May 25, 2006, as amended by Amendment No. 1 filed on June 20, 2006, as further amended by Amendment No. 2 filed on June 22, 2006, as further amended by Amendment No. 3 filed on July 18, 2006 and as further amended by Amendment No. 4 filed on August 16, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Bradley Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On October 26, 2006, Costa Brava entered into a global settlement agreement ("Settlement Agreement") with the Issuer regarding the proxy contest between Costa Brava and the Issuer. The Settlement Agreement was executed prior to the close of the Issuer's 2006 Annual Meeting of Stockholders.

         Under the terms of the Settlement Agreement, the Issuer and Costa Brava agreed that (1) based on the preliminary vote estimate at the Annual Meeting, as only Seth Hamot and Douglas Linton received the requisite common stockholder vote to be elected as directors, and in view of the withdrawal of John Ross as a nominee for director, Mr. Hamot and Mr. Linton will appoint William Murphy as the third common stockholder director; (2) in view of the preliminary vote estimate, the Issuer will separate the position of Chairman of the Board and Chief Executive Officer and will consider a proposal to eliminate the Issuer's dual class stock structure, each to occur no later than the earlier of the Issuer's 2007 annual meeting of stockholders or June 30, 2007; (3) Costa Brava will dismiss all pending litigation against the Issuer in Delaware; (4) the Issuer will pay Costa Brava $1.15 million in full settlement of all litigation claims; and (5) Costa Brava will release the Issuer from all claims arising prior to the Settlement Agreement.

         This summary of the Settlement Agreement is not complete and is qualified by reference to the entire Settlement Agreement, a copy of which is attached hereto as Exhibit 2.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b)    The Filers are the beneficial owners of 1,640,700 shares of
Common Stock (approximately 9.7% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on August 9, 2006). Each of Costa Brava and its general partner RRH disclaim beneficial ownership of 33,000 of such shares that are held by separate accounts that Mr. Hamot is deemed to be the beneficial owner of.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer during the past sixty (60) days.

                               Page 5 of 8 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

As of the date hereof, the Filers were party to the following contracts with respect to the securities of the Issuer:

On May 2, 2006, Costa Brava wrote and sold 70 put contracts with respect to the Common Stock of the Issuer at a price of $1.15 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to Costa Brava at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

On May 12, 2006, Costa Brava wrote and sold 311 put contracts with respect to the Common Stock of the Issuer at a price of $1.20 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to Costa Brava at an exercise price of $12.50 per share. The contracts expire on November 18, 2006.

On May 12, 2006, Costa Brava wrote and sold 125 put contracts with respect to the Common Stock of the Issuer at a price of $0.25 per contract. Each put contract provided the holder with the option to sell 100 shares of Common Stock of the Issuer to Costa Brava at an exercise price of $12.50 per share. The contracts were set to expire on August 19, 2006. On July 19, 2006, Costa Brava covered its obligations under these contracts by purchasing 25 contracts (August 2006 $12.50 put) at a price of $2.80 per underlying share and 100 contracts (August 2006 $12.50 put) at a price of $2.85 per underlying share.

On May 12, 2006, Costa Brava wrote and sold 200 put contracts with respect to the Common Stock of the Issuer at a price of $2.45 per contract. Each put contract provides the holder with the option to sell 100 shares of Common Stock of the Issuer to Costa Brava at an exercise price of $15.00 per share. On June 29, 2006, a holder exercised 14 of such put contracts, obligating Costa Brava to purchase 1,400 shares of Common Stock. On July 19, 2006, Costa Brava purchased 100 contracts (November 2006 $15.00 put) at a price of $5.40 per underlying share and 50 contracts (November 2006 $15.00 put) at a price of $5.30 per underlying share. The remaining 36 put contracts expire on November 18, 2006.

                               Page 6 of 8 Pages

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -  Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2 -  Settlement Agreement, dated as of October 26, 2006 between Bradley
             Pharmaceuticals, Inc. and Costa Brava Partnership III L.P.

                               Page 7 of 8 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            November 1, 2006
                                            ----------------
                                            Date

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                 its General Partner


                                                     By:  /s/ SETH W. HAMOT
                                                          ----------------------
                                                          Name:   Seth W. Hamot
                                                          Title:  President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 8 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------




Exhibit            Description
-------            -----------

1                  Agreement Regarding the Joint Filing of Schedule 13D.

2 Settlement Agreement, dated as of October 26, 2006 between Bradley Pharmaceuticals, Inc. and Costa Brava Partnership III L.P.

                                                                       EXHIBIT 1

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated:  November 1, 2006

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                                      its General Partner

                                            By:  /s/ SETH W. HAMOT
                                                 ------------------------------
                                                 Seth W. Hamot
                                                 President

                                            ROARK, REARDEN & HAMOT, LLC

                                            By:  /s/ SETH W. HAMOT
                                                 ------------------------------
                                                 Seth W. Hamot
                                                 President

                                            SETH W. HAMOT

                                            By:  /s/ SETH W. HAMOT
                                                 ------------------------------
                                                 Seth W. Hamot

                                                                       Exhibit 2

                                    AGREEMENT

         This AGREEMENT (this "Agreement") is entered into as of this 26th day of October 2006, by and among Costa Brava Partnership III, L.P., a Delaware limited partnership ("Costa Brava"), and Bradley Pharmaceuticals, Inc., a Delaware corporation ("Bradley" or the "Company").

         WHEREAS, Costa Brava is the beneficial owner of approximately 9.5% of the outstanding shares of Common Stock of Bradley;

         WHEREAS, as further detailed in the Company's Proxy Statement and Costa Brava's Proxy Statement each in connection with the Company's Annual Meeting on October 26, 2006 (the "Annual Meeting"), Costa Brava has initiated a number of lawsuits against the Company since May 2006 and the Company and Costa Brava have engaged in a proxy contest with respect to the election of directors and proposals made by Costa Brava; and

         WHEREAS, the Company and Costa Brava desire to enter into a global settlement of all actions between them.

         NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

         1. 2006 Annual Meeting; Nominees. The Company will close the polls and adjourn the Annual Meeting at the close of business on October 26, 2006. Costa Brava and the Company acknowledge the withdrawal of John Ross as a nominee to the Board of Directors. Messrs. Hamot and Linton, upon qualifying as Directors of the Company, shall appoint William Murphy as the third common stock Director of the Company in accordance with the bylaws of the Company. Each of Mr. Hamot and Mr. Linton will take all action necessary for the Company and the Nominating and Corporate Governance Committee of the Board of Directors to qualify them as Directors pursuant to the Company's standard procedures as previously described to Mr. Hamot.

         2. Settlement Amount. The Company shall remit to Costa Brava $1,150,000 in consideration of the settlement and costs of the litigation identified in Paragraph 3 below and any other litigation commenced by Costa Brava against the Company in Delaware prior to the date hereof. The Company will pay such amount by wire transfer of immediately available funds to an account designated in writing by Costa Brava no later than the close of business on October 30, 2006.

         3. Dismissal of Litigation; Release of Claims. On the first business day after the receipt of the payment described in Paragraph 2 of this Agreement, Costa Brava shall dismiss with prejudice its currently pending litigation against the Company in Delaware (Costa Brava Partnership III, L.P. v. Bradley Pharmaceuticals, Inc., Civ. No. 2344-N (Del. Ch. New Castle County) (the "Delaware Action"). Subject to the payment described in Paragraph 2 of this Agreement, Costa Brava and the Company release and forever discharge each other, and their respective directors, officers, partners, principals, employees and agents, from all claims and demands, rights and causes of action of any kind arising out of the Annual Meeting and the proxy contest in connection with the

Annual Meeting, the Delaware Action and all other actions commenced, or any claims, whether asserted or unasserted as of the date hereof against the Company. Notwithstanding anything to the contrary in this paragraph, Costa Brava and the Company do not release any obligations or claims arising under this Agreement.

         4. Company Representations and Warranties. The Company represents and warrants to Costa Brava as follows:

                  (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and

                  (b) This Agreement has been duly and validly authorized by the Board of Directors, and executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, and no other proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement.

         5. Publicity. The Company and Costa Brava will issue a joint press release before the financial markets in New York open on October 27, 2006 in the form attached hereto as Exhibit A. Until such press release is issued, the Company and Costa Brava shall keep the contents of the Agreement confidential other than as required by law.

         6. Dual-Share Structure. The Company acknowledges the vote by stockholders in favor of the stockholder proposal presented at the Annual Meeting recommending that the Board of Directors of the Company consider a recapitalization transaction that adopts a single class of common stock for the Company with equal voting rights, including for the election of the Board of Directors, and the Board agrees to consider such a proposal no later than the earliest of the 2007 annual meeting of stockholders and June 30, 2007.

         7. Separation of CEO and Chairman. The Board agrees to separate the positions of Chairman of the Board and Chief Executive Officer, so that the same individual does not hold both such positions, no later than the earliest of the 2007 annual meeting of stockholders and June 30, 2007.

         8. Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any governmental authority (an "Action") instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any Action for specific performance in respect of such breach, it shall not assert the defense that a remedy at law would be adequate.

         9. Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Company and the Costa Brava, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

         10. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         11. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each party hereto.

         12. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

         13. Governing Law. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

         14. WAIVER OF JURY TRIAL. To the extent not prohibited by applicable law that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this agreement or any of the contemplated transactions, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise. The parties agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this agreement or any of the contemplated transactions will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.


                       [Next page is the signature page.]

         IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the date first written above.


                                         COSTA BRAVA PARTNERSHIP III L.P.

                                By:      Roark, Rearden & Hamot LLC,
                                         its general partner

                                By:      /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot
                                         President



                                         BRADLEY PHARMACEUTICALS, INC.

                                By:      /s/ DANIEL GLASSMAN
                                         ---------------------------------------
                                         Daniel Glassman
                                         Chief Executive Officer and Chairman of
                                         the Board of Directors